UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed on a Form 6-K filed with the Securities and Exchange Commission on May 22, 2026, Quhuo Limited (the “Company”) received a written notice of the Nasdaq Hearings Panel’s decision (the “Panel Decision”), conditionally granting the Company’s request for continued listing on The Nasdaq Stock Market, subject to the Company’s compliance with certain conditions set forth in the Panel Decision, including the Company’s public disclosure that it does not intend to conduct any external financing activities for a period of one year. The Company hereby commits that the Company does not intend to conduct any external financing activities for a period of one year, ending May 13, 2027.

There can be no assurance that the Company will be able to satisfy the conditions as set forth in the Panel Decision.

Forward-Looking Statements

This Current Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including the Company’s ability to satisfy the conditions of the Panel Decision, obtain reinstatement of trading, and maintain compliance with Nasdaq listing rules during the Discretionary Panel Monitor Period. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, as amended (File Nos. 333-273087 and 333-281997) and Form S-8 (File Nos. 333-248884 and 333-294951), of Quhuo Limited and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: May 27, 2026

2